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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________ )
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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the election of means and language of receipt of corporate communication and letter to existing shareholders.
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12 September 2008

Dear Shareholder

LETTER TO EXISTING SHAREHOLDERS -
ELECTION OF LANGUAGE AND MEANS OF RECEIPT OF CORPORATE COMMUNICATIONS

Please note that the 2008 Interim Report issued by the Company is now available (in English and Chinese) on both the website of the Company at www.petrochina.com.cn and the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk.

Those Shareholders who wish to change their choice of language and means of receipt of all future Corporate Communications, please complete the enclosed Request Form and return it by post or hand delivery to our share registrar, Hong Kong Registrars Limited (prepaid envelope is provided for Shareholder receiving Corporate Communications in printed copy). If you elect electronic means, we will send you a notification of the posting of the relevant documents on our corporate website on the same day that the printed Corporate Communications are mailed to other Shareholders.

You are entitled at any time by reasonable notice in writing to our share registrar to change your choice of language and means of receiving Corporate Communications. If you have chosen to access Corporate Communications using electronic means and have any difficulty in receiving or gaining access to the relevant documents, for any reason, we will promptly upon your written request send the printed form of the same to you free of charge.

Please note that the printed English and Chinese versions of Corporate Communications are available from PetroChina Company Limited or our share registrar upon request, and both versions are also available on the website of The Stock Exchange of Hong Kong Limited and our corporate website.

If you have any queries relating to this letter, please do not hesitate to call our enquiry hotline at (852) 2862 8555.


Yours sincerely

LI Huaiqi
Secretary to the Board of Directors
Encl.
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                        (PETROCHINA COMPANY LIMITED LOGO)
                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)


12 September 2008

Dear Sir/Madam,

      ELECTION OF MEANS AND LANGUAGE OF RECEIPT OF CORPORATE COMMUNICATION

     Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, we are writing to seek your election in relation to the following matters regarding the corporate communication (the "Corporate Communication") of PetroChina Company Limited (the "Company") to be despatched in the future.

     Corporate Communication includes any document to be issued by the Company for your information or action, including but not limited to:

     (a)  annual report;

     (b)  interim report;

     (c)  notice of meeting;

     (d)  listing document; and

     (e)  circular.

     You  may choose:

     (1) to read the Corporate Communication published on the Company's website ("Website Version") instead of receiving printed copies; or

     (2) to access the Corporate Communication using electronic means in lieu of receiving printed copies, and to receive a notification letter of the posting of the Corporate Communications on the website of The Stock Exchange of Hong Kong Limited; or

     (3) to receive a printed English version of the Corporate Communication only; or

     (4) to receive a printed Chinese version of the Corporate Communication only; or

     (5) to receive both the printed English and Chinese versions of the Corporate Communication.
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     For the purpose of environmental protection and cost saving, we recommend you to select the Website Version. Even if you have chosen the Website Version, you have the right at any time by sending reasonable notice in writing to the Company's Share Registrar to change your choice.

     Please tick the appropriate box in the enclosed Reply Form and sign and return the same with the envelope provided to the Company's Share Registrar, Hong Kong Registrars Limited, at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

     If the Company does not receive the Reply Form from you by 10 October 2008 and until you inform the Company's Share Registrar by reasonable notice in writing, only a printed Chinese version of the Company's Corporate Communication will be sent if you are a shareholder who is a natural person with a Chinese name and has an address in Hong Kong appearing on the register of members of the Company. Otherwise, we will only send you a printed English version of the Company's Corporate Communication.

     Please note that: (a) both the printed English and Chinese versions of the Corporate Communication will be available from the Company or its Share Registrar on request; and (b) both the English and Chinese versions of the Corporate Communication will be available on the Company's website at www.petrochina.com.cn and the website of The Stock Exchange of Hong Kong Limited.

     Should you have any queries relating to this letter, please contact the Company's Share Registrar hotline at (852) 2862 8555 during business hours (9:00 a.m. to 6:00 p.m., Monday to Friday, excluding public holidays).


                                                     By order of the Board
                                                  PETROCHINA COMPANY LIMITED
                                                         LI HUAIQI
                                             Secretary to the Board of Directors


* For identification purpose only
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     PetroChina Company Limited



Dated: September 16, 2008                            By:    /s/ Li Huaiqi
                                                            --------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary